CONSENT OF QUALIFIED PERSON

TO: United States Securities and Exchange Commission

I, J. David Gaunt, do hereby consent to the filing of the Technical Report with the regulatory authorities referred to above and to the written or electronic disclosure of the Technical Report entitled “Technical Report on the 2009 Program and Update on Mineral Resources and Metallurgy for the Pebble Copper-Gold-Molybdenum Project, Iliamna Lake Area, Southwestern Alaska, USA”, dated March 17 2010 and to extracts from, or a summary of, the Technical Report as may be required by the regulatory authorities.

I have read Northern Dynasty’s 2010 Form 40-F, dated March 30, 2010, and confirm that it documents fairly and accurately represent the information that supports the disclosure.

Submitted this 30th day of March, 2010.

Signed,

/s/ J. David Gaunt

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J. David Gaunt, P.Geo.
Vice President Resources and Databases
Hunter Dickinson Services Inc.